NO ACT

IE
12-23-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 27 2015

Washington, DC 20549





15005647

January 27, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 1-27-15

Richard S. Mattessich
The Dun & Bradstreet Corporation
mattessichr@dnb.com

Re: The Dun & Bradstreet Corporation
Incoming letter dated December 23, 2014

Dear Mr. Mattessich:

This is in response to your letters dated December 23, 2014, January 8, 2015 and January 16, 2015 concerning the shareholder proposal submitted to Dun & Bradstreet by John Chevedden. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Dun & Bradstreet's intention to exclude the proposal from Dun & Bradstreet's proxy materials solely under rule 14a-8(i)(9). We also have received letters from the proponent dated January 4, 2015 and January 13, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Dun & Bradstreet may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: John Chevedden
FISMA & OMB Memorandum M-07-16



January 16, 2015

Via email to *shareholderproposals@sec.gov*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter is the response of The Dun & Bradstreet Corporation (the "Company") to the latest correspondence received from Mr. John Chevedden on January 13, 2015 in relation to his shareholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the proxy materials relating to the Company's 2015 annual meeting of shareholders.

The entire text of Mr. Chevedden's most recent correspondence consists of the following statement: "The company strategy is a copycat of *Whole Foods Market, Inc.* (December 1, 2014)." This statement is devoid of any context, explanation or analysis. Based on the Company's own review of the Whole Foods Market, Inc. ("Whole Foods") matter referenced by Mr. Chevedden, the statement is also inaccurate. *Whole Foods* is simply inapposite.

Whole Foods involved a shareholder proposal regarding proxy access for shareholder nominees to Whole Foods' board of directors. The shareholder proposal put forward by the proponent in *Whole Foods* would have enabled "one or more shareholders" with continuous three-year ownership of at least 3% of Whole Foods' shares to nominate director candidates in the company's proxy. Whole Foods sought to exclude that proposal in reliance on Rule 14a-8(i)(9) because it conflicted with its own proxy access proposal with an ownership threshold of 9%, continuously held over five years. Significantly, under Whole Foods' own proposal, that ownership threshold could only be satisfied by a single shareholder, "but not a group of shareholders." Whole Foods' no-action request was granted on December 1, 2014.

We are aware that the *Whole Foods* no-action letter has engendered some debate. Among other things, it has been pointed out that Whole Foods' current largest shareholder owns just over 5% of the outstanding stock. Given that Whole Foods' proposal expressly prohibited different shareholders from aggregating their holdings to meet the 9% threshold, critics have argued that Whole Foods' own proxy access provision was effectively meaningless. Even if a shareholder

Richard S. Mattessich
Associate General Counsel and Assistant Corporate Secretary
mattessichr@dnb.com

103 JFK Parkway, Short Hills, NJ 07078
T 973.921.5837 F 866.550.2127 www.dnb.com



would have increased its holding in Whole Foods to 9%, it would have had to maintain that holding for another five years before it could have used the proxy access provision. In fact, when Whole Foods eventually presented its proxy access proposal in its preliminary proxy statement filed on December 30, 2014, it lowered the ownership threshold to 5% to make it, as it explained in the proxy statement, "immediately usable."

The Company's proposal differs from the matter under review in *Whole Foods* in several material respects:

- ***Shareholders can aggregate holdings to satisfy ownership threshold.*** The ownership threshold to call a special meeting defined in the Company's charter and bylaws can be satisfied by any number of shareholders in the aggregate. In contrast, the proxy access provision in *Whole Foods* expressly prohibited several shareholders from aggregating their holdings in order to meet the threshold.

- ***No minimum five-year holding period.*** The ownership threshold to call a special meeting contained in the Company's charter and bylaws is based simply on the record ownership of the Company's stock at the time of the request and held through the date of the meeting. There is no requirement that the relevant shares must have been held for a minimum of five years (or any number of years), as there was in the proxy access provision in *Whole Foods*.

- ***The shareholder right provided under the Company proposal is meaningful and effective.*** Due to the ability of shareholders to aggregate their holdings and the absence of any minimum holding period, the right to call a special meeting that is the subject of the Company's proposal is certainly meaningful and effective. If the Company's proposal is adopted at the 2015 annual meeting and the ownership threshold is lowered to 25%, it would take only three of the Company's largest shareholders to call a special meeting.

- ***Right to call special meeting vs. proxy access.*** Here, both the Company's proposal and the shareholder proposal relate to the right of shareholders to call a special meeting. The proposals at issue in *Whole Foods* concerned proxy access for director nominations.

We therefore believe that *Whole Foods* and the discussion around it has no bearing on the Company's no-action request, which we respectfully reiterate as set forth in our prior correspondence.


D&B

If you have any questions or if we can be of any further assistance, please do not hesitate to contact me at (973) 921-5837 or to contact Kristin Kaldor, kaldork@dnb.com, the Company's Assistant Corporate Secretary and Senior Attorney, at (973) 921-5975. We appreciate your attention to the Company's request.

Very truly yours,

Richard d. Mattessich

cc: Kristin Kaldor
John Chevedden
FISMA & OMB Memorandum M-07-16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 13, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Dun & Bradstreet Corporation (DNB)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2014 company request concerning this rule 14a-8 proposal.

The company strategy is a copycat of *Whole Foods Market, Inc.* (December 1, 2014).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kristin Kaldor <KaldorK@dnb.com>



January 8, 2015

Via email to *shareholderproposals@sec.gov*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

The Dun & Bradstreet Corporation (the "Company") received from Mr. John Chevedden a shareholder proposal and related materials (the "Shareholder Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the proxy materials (the "2015 Proxy Materials") relating to the Company's 2015 Annual Meeting of Shareholders. By letter dated December 23, 2014, the Company submitted a No Action Request Letter (the "No Action Request") to the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC") respectfully requesting that the Staff concur with our view that the Company may exclude the Shareholder Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with a proposal to be included by the Company in the 2015 Proxy Materials. By letter dated January 4, 2015, Mr. Chevedden replied to our request (the "Shareholder Response"). The full text of the No Action Request, the Shareholder Proposal and the Shareholder Response are attached hereto as Exhibit A.

The Shareholder Response complains that "the Company is not clear on whether the Board of Directors has authorized action." This statement is not accurate. On page 1 of its No Action Request, the Company advised the Staff that the "Company's Board of Directors has decided that the Company will be submitting its own shareholder proposal" and on page 2 of the No Action Request the Company advised the Staff that the "Company's Board of Directors has decided recommending to the Company's shareholders amending the [Company's] Charter and By-Laws to lower the ownership threshold required for shareholders to call a special meeting from currently 40% to 25%."

The Shareholder Response further complains that the "Company does not give a date of authorization" of the above referenced actions. The Company does not believe such date to be relevant to its No Action Request but in response to the Shareholder Response hereby notifies the Staff that such actions were taken on December 10, 2014.

Richard S. Mattessich
Associate General Counsel and Assistant Corporate Secretary
mattessichr@dnb.com

103 JFK Parkway, Short Hills, NJ 07078
T 973.921.5837 F 866.550.2127 www.dnb.com



Finally, the Shareholder Response complains that the "Company fails to disclose whether the 25% threshold will be net long." Voting calculations and procedures are not relevant to the No Action Request because no changes thereto have been proposed by the Company. The Company is simply changing the percentage of ownership required from 40% to 25%. As Mr. Chevedden knows, our current 40% threshold does not include a net long requirement. The Company hereby again respectfully notes for the Staff that the Company's Proposal seeks to give holders of 25% of the Company's outstanding Common Stock the power to call a special meeting of Shareholders. The Company Proposal does not seek to make any other changes to the voting calculation and procedures relating to a shareholder's right to call a special meeting currently set forth in our Charter or By-Laws as presently on file with the SEC.

Based upon the foregoing, we respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal from the 2015 Proxy Materials. We will gladly provide you with any additional information and answer any questions that you may have with respect to this matter. If we can be of any further assistance, please do not hesitate to contact me at (973) 921-5837 or to contact Kristin Kaldor, kaldork@dnb.com, the Company's Assistant Corporate Secretary and Senior Attorney, at (973) 921-5975. If the Staff disagrees with our conclusion that the Shareholder Proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

Very truly yours,

Richard L. Mattessich

cc: Kristin Kaldor
John Chevedden

FISMA & OMB Memorandum M-07-16

Exhibit A



December 23, 2014

Via email to *shareholderproposals@sec.gov*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

The Dun & Bradstreet Corporation (the "Company") received from Mr. John Chevedden a shareholder proposal (the "Shareholder Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the proxy materials (the "2015 Proxy Materials") relating to the Company's 2015 Annual Meeting of Shareholders ("2015 Annual Meeting"). The full text of the Shareholder Proposal and related supporting statement submitted to the Company are attached hereto as Exhibit A.

The Shareholder Proposal requests that the Company give holders of 10% of our outstanding common stock the power to call a special shareholder meeting. As more fully discussed below, the Company's Board of Directors has decided that the Company will be submitting its own shareholder proposal (the "Company Proposal") to give holders of 25% of the Company's outstanding common stock the power to call a special shareholder meeting. In light of the foregoing, we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our view that the Company may exclude the Shareholder Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with the Company Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than 80 calendar days before the Company will to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to Mr. Chevedden.

Rule 14a-8(k) under the Exchange Act and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that a shareholder proponent is required to send to a company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to inform Mr. Chevedden that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder

Richard S. Mattessich
Associate General Counsel and Assistant Corporate Secretary
mattessichr@dnb.com

103 JFK Parkway, Short Hills, NJ 07078
T 973.921.5837 F 866.550.2127 www.dnb.com



Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

Special Meetings Currently under the Company's Charter and By-Laws

The Company's restated certificate of incorporation (the "Charter") and fourth amended and restated by-laws (the "By-Laws") currently provide that special meetings of stockholders may be called at any time, for any purpose or purposes, unless otherwise prescribed by statute or by the Charter, by the Secretary of the Corporation or any other officer (i) whenever directed by the Board of Directors or by the Chief Executive Officer, or (ii) upon the written request to the Secretary of the Corporation in accordance with the By-Laws by holders of record of not less than forty percent (40%) of the voting power of all outstanding shares of Common Stock of the Company, subject to the relevant provisions of the By-Laws.

The Shareholder Proposal

The Shareholder Proposal seeks to allow holders owning 10% of the Company's outstanding common stock the ability to call special meetings, and provides, in relevant part, for the adoption of the following resolution at the 2015 Annual Meeting:

> RESOLVED, Shareowners ask our board to take steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

The Company Proposal

In view of evolving corporate governance practices in this area, the Company's Board of Directors has decided recommending to the Company's shareholders amending the Charter and By-Laws to lower the ownership threshold required for shareholders to call a special meeting from currently 40% to 25%. If this amendment is approved by the requisite vote of shareholders at the 2015 Annual Meeting, the amended Charter and By-Laws would permit shareholders of 25% of the Company's outstanding common stock to call a special shareholder meeting in accordance with the By-Laws.



ANALYSIS

The Shareholder Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal

As noted above, the Company's Board of Directors has determined to recommend that shareholders approve the Company Proposal at the 2015 Annual Meeting. Pursuant to Rule 14a-8(i)(9), a company may properly exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that in order for an exclusion to apply under Rule 14a-8(i)(9) the proposals need not be "identical in scope or focus." *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998).

The Company Proposal will directly conflict with the Shareholder Proposal because both proposals address the same issue, the ability to call a special meeting, but include different thresholds for the percentage of shares required to call such meeting. The two proposals would therefore present alternative and conflicting decisions for shareholders and submitting both proposals to a vote could provide inconsistent and ambiguous results.

The Staff has concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(9) where the shareholder proposal and the company proposal present alternative and conflicting decisions for shareholders. More specifically, the Staff has consistently granted no-action relief where the relevant ownership thresholds for special meeting proposals have differed numerically between company sponsored and shareholder sponsored proposals.

The facts in the present case are substantially identical to the facts in several no-action letters where the staff has permitted exclusion of a conflicting shareholder proposal on this basis. *See, e.g.*, *Aetna Inc.* (avail. Mar. 14, 2014) (concurring in the exclusion of a shareholder proposal requesting giving holders of 15% of the company's outstanding common stock the right to call a special meeting when a company proposal would require the holding of 25% of the outstanding common stock); *AmerisourceBergen Corporation* (avail. Nov. 8, 2013) (concurring in the exclusion of a shareholder proposal requesting giving holders of 10% of the company's outstanding common stock the right to call a special meeting when a company proposal would require the holding of 25% of the outstanding common stock); *Southwestern Energy Company* (avail. Feb. 28, 2011) (concurring in the exclusion of a shareholder proposal requesting giving holders of 10% of the company's outstanding common stock the right to call a special meeting when a company proposal would require the holding of 20% of the outstanding common stock); *FirstEnergy Corp.* (avail. Feb. 23, 2011) (concurring in the exclusion of a shareholder proposal requesting giving holders of 10% of the company's outstanding common stock the right to call a special meeting when a company proposal would require the holding of 25% of the outstanding common stock); *Waste Management, Inc.* (avail. Feb. 16, 2011) (concurring in the exclusion of a shareholder proposal requesting giving holders of 20% of the company's outstanding common stock the right to call a special meeting when a company proposal would require the holding of



25% of the outstanding common stock and a one-year net long holding period); *Int'l Paper Co.* (avail. Mar. 11, 2010) (concurring in the exclusion of a shareholder proposal requesting giving holders of 10% of the company's outstanding common stock the right to call a special meeting when a company proposal would require the holding of 20% of the outstanding common stock); *Honeywell International Inc.* (avail. Jan. 4, 2010) (concurring in the exclusion of a shareholder proposal requesting giving holders of 10% of the company's outstanding common stock the right to call a special meeting when a company proposal would require the holding of 20% of the outstanding common stock and exclude derivatives from the calculation).

Therefore, because the Company Proposal and the Shareholder Proposal directly conflict, the Company respectfully requests the Staff to concur in the Company's view that the Shareholder Proposal is properly excludable under Rule 14a-8(i)(9).

* * * * *

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal from the 2015 Proxy Materials. We will gladly provide you with any additional information and answer any questions that you may have with respect to this matter. If we can be of any further assistance, please do not hesitate to contact me at (973) 921-5837 or to contact Kristin Kaldor, kaldork@dnb.com, the Company's Assistant Corporate Secretary and Senior Attorney, at (973) 921.5975. If the Staff disagrees with our conclusion that the Shareholder Proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

Very truly yours,

cc: Kristin Kaldor
John Chevedden

FISMA & OMB Memorandum M-07-16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Chris Hill
Corporate Secretary
The Dun & Bradstreet Corporation (DNB)
103 JFK Pkwy
Short Hills NJ 07078
PH: 973.921.5572
FX: 866-219-4934

Dear Ms. Hill,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,



John Chevedden

November 16, 2014
Date

FISMA & OMB Memorandum M-07-16

[DNB: Rule 14a-8 Proposal, November 16, 2014]
Proposal 4 – Special Shareowner Meetings
Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens or hundreds of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting.

This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

This proposal is more important to Dun & Bradstreet because it currently takes a whopping 40% of the voting power of all shares outstanding to call a special meeting. This high 40% threshold equals the vast majority of shares that would be needed to approve a topic at a special meeting.

Our clearly improvable corporate governance (as reported in 2014) in an added incentive to vote for this proposal:

Dun & Bradstreet had not disclosed specific, quantifiable performance target objectives for our CEO. Unvested equity awards partially or fully accelerate upon CEO termination.

Not one independent director had general expertise in risk management, based on GMI's standards. GMI is an independent investment research firm. Austin Adams and Christopher Coughlin were potentially overburdened with director responsibilities at 4 public companies. This is compounded by the assignment of Mr. Adams to our audit committee and Mr. Coughlin to our executive pay and nomination committees.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 4, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Dun & Bradstreet Corporation (DNB)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2014 company request concerning this rule 14a-8 proposal.

The company is not clear on whether the Board of Directors has authorized action. In any event the company does not give a date of authorization.

The company fails to disclose whether the 25% threshold will be net long. If it is net long then arguably the tentative company action will make it more difficult for shareholders to make use of the special meeting provision than the current 40% threshold. The reason is that 50% of shareholders could be excluded from participating in calling for a special meeting under the proposed action. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient." Thus instead of the current 40% of shareholders needed, it would take 50% of a restricted pool of shareholders to call a special meeting

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kristin Kaldor <KaldorK@dnb.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 4, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Dun & Bradstreet Corporation (DNB)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2014 company request concerning this rule 14a-8 proposal.

The company is not clear on whether the Board of Directors has authorized action. In any event the company does not give a date of authorization.

The company fails to disclose whether the 25% threshold will be net long. If it is net long then arguably the tentative company action will make it more difficult for shareholders to make use of the special meeting provision than the current 40% threshold. The reason is that 50% of shareholders could be excluded from participating in calling for a special meeting under the proposed action. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient." Thus instead of the current 40% of shareholders needed, it would take 50% of a restricted pool of shareholders to call a special meeting

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kristin Kaldor <KaldorK@dnb.com>



December 23, 2014

Via email to *shareholderproposals@sec.gov*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

The Dun & Bradstreet Corporation (the "Company") received from Mr. John Chevedden a shareholder proposal (the "Shareholder Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the proxy materials (the "2015 Proxy Materials") relating to the Company's 2015 Annual Meeting of Shareholders ("2015 Annual Meeting"). The full text of the Shareholder Proposal and related supporting statement submitted to the Company are attached hereto as Exhibit A.

The Shareholder Proposal requests that the Company give holders of 10% of our outstanding common stock the power to call a special shareholder meeting. As more fully discussed below, the Company's Board of Directors has decided that the Company will be submitting its own shareholder proposal (the "Company Proposal") to give holders of 25% of the Company's outstanding common stock the power to call a special shareholder meeting. In light of the foregoing, we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our view that the Company may exclude the Shareholder Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with the Company Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than 80 calendar days before the Company will to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to Mr. Chevedden.

Rule 14a-8(k) under the Exchange Act and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that a shareholder proponent is required to send to a company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to inform Mr. Chevedden that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder

Richard S. Mattessich
Associate General Counsel and Assistant Corporate Secretary
mattessichr@dnb.com

103 JFK Parkway, Short Hills, NJ 07078
T 973.921.5837 F 866.550.2127 www.dnb.com



Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

Special Meetings Currently under the Company's Charter and By-Laws

The Company's restated certificate of incorporation (the "Charter") and fourth amended and restated by-laws (the "By-Laws") currently provide that special meetings of stockholders may be called at any time, for any purpose or purposes, unless otherwise prescribed by statute or by the Charter, by the Secretary of the Corporation or any other officer (i) whenever directed by the Board of Directors or by the Chief Executive Officer, or (ii) upon the written request to the Secretary of the Corporation in accordance with the By-Laws by holders of record of not less than forty percent (40%) of the voting power of all outstanding shares of Common Stock of the Company, subject to the relevant provisions of the By-Laws.

The Shareholder Proposal

The Shareholder Proposal seeks to allow holders owning 10% of the Company's outstanding common stock the ability to call special meetings, and provides, in relevant part, for the adoption of the following resolution at the 2015 Annual Meeting:

> RESOLVED, Shareowners ask our board to take steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

The Company Proposal

In view of evolving corporate governance practices in this area, the Company's Board of Directors has decided recommending to the Company's shareholders amending the Charter and By-Laws to lower the ownership threshold required for shareholders to call a special meeting from currently 40% to 25%. If this amendment is approved by the requisite vote of shareholders at the 2015 Annual Meeting, the amended Charter and By-Laws would permit shareholders of 25% of the Company's outstanding common stock to call a special shareholder meeting in accordance with the By-Laws.



ANALYSIS

The Shareholder Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal

As noted above, the Company's Board of Directors has determined to recommend that shareholders approve the Company Proposal at the 2015 Annual Meeting. Pursuant to Rule 14a-8(i)(9), a company may properly exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that in order for an exclusion to apply under Rule 14a-8(i)(9) the proposals need not be "identical in scope or focus." *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998).

The Company Proposal will directly conflict with the Shareholder Proposal because both proposals address the same issue, the ability to call a special meeting, but include different thresholds for the percentage of shares required to call such meeting. The two proposals would therefore present alternative and conflicting decisions for shareholders and submitting both proposals to a vote could provide inconsistent and ambiguous results.

The Staff has concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(9) where the shareholder proposal and the company proposal present alternative and conflicting decisions for shareholders. More specifically, the Staff has consistently granted no-action relief where the relevant ownership thresholds for special meeting proposals have differed numerically between company sponsored and shareholder sponsored proposals.

The facts in the present case are substantially identical to the facts in several no-action letters where the staff has permitted exclusion of a conflicting shareholder proposal on this basis. *See, e.g., Aetna Inc.* (avail. Mar. 14, 2014) (concurring in the exclusion of a shareholder proposal requesting giving holders of 15% of the company's outstanding common stock the right to call a special meeting when a company proposal would require the holding of 25% of the outstanding common stock); *AmerisourceBergen Corporation* (avail. Nov. 8, 2013) (concurring in the exclusion of a shareholder proposal requesting giving holders of 10% of the company's outstanding common stock the right to call a special meeting when a company proposal would require the holding of 25% of the outstanding common stock); *Southwestern Energy Company* (avail. Feb. 28, 2011) (concurring in the exclusion of a shareholder proposal requesting giving holders of 10% of the company's outstanding common stock the right to call a special meeting when a company proposal would require the holding of 20% of the outstanding common stock); *FirstEnergy Corp.* (avail. Feb. 23, 2011) (concurring in the exclusion of a shareholder proposal requesting giving holders of 10% of the company's outstanding common stock the right to call a special meeting when a company proposal would require the holding of 25% of the outstanding common stock); *Waste Management, Inc.* (avail. Feb. 16, 2011) (concurring in the exclusion of a shareholder proposal requesting giving holders of 20% of the company's outstanding common stock the right to call a special meeting when a company proposal would require the holding of



25% of the outstanding common stock and a one-year net long holding period); *Int'l Paper Co.* (avail. Mar. 11, 2010) (concurring in the exclusion of a shareholder proposal requesting giving holders of 10% of the company's outstanding common stock the right to call a special meeting when a company proposal would require the holding of 20% of the outstanding common stock); *Honeywell International Inc.* (avail. Jan. 4, 2010) (concurring in the exclusion of a shareholder proposal requesting giving holders of 10% of the company's outstanding common stock the right to call a special meeting when a company proposal would require the holding of 20% of the outstanding common stock and exclude derivatives from the calculation).

Therefore, because the Company Proposal and the Shareholder Proposal directly conflict, the Company respectfully requests the Staff to concur in the Company's view that the Shareholder Proposal is properly excludable under Rule 14a-8(i)(9).

* * * * *

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal from the 2015 Proxy Materials. We will gladly provide you with any additional information and answer any questions that you may have with respect to this matter. If we can be of any further assistance, please do not hesitate to contact me at (973) 921-5837 or to contact Kristin Kaldor, kaldork@dnb.com, the Company's Assistant Corporate Secretary and Senior Attorney, at (973) 921.5975. If the Staff disagrees with our conclusion that the Shareholder Proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

Very truly yours,

cc: Kristin Kaldor
John Chevedden

FISMA & OMB Memorandum M-07-16

Exhibit A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Ms. Chris Hill
Corporate Secretary
The Dun & Bradstreet Corporation (DNB)
103 JFK Pkwy
Short Hills NJ 07078
PH: 973.921.5572
FX: 866-219-4934

Dear Ms. Hill,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden



Date

FISMA & OMB Memorandum M-07-16

[DNB: Rule 14a-8 Proposal, November 16, 2014]
Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens or hundreds of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting.

This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

This proposal is more important to Dun & Bradstreet because it currently takes a whopping 40% of the voting power of all shares outstanding to call a special meeting. This high 40% threshold equals the vast majority of shares that would be needed to approve a topic at a special meeting.

Our clearly improvable corporate governance (as reported in 2014) in an added incentive to vote for this proposal:

Dun & Bradstreet had not disclosed specific, quantifiable performance target objectives for our CEO. Unvested equity awards partially or fully accelerate upon CEO termination.

Not one independent director had general expertise in risk management, based on GMI's standards. GMI is an independent investment research firm. Austin Adams and Christopher Coughlin were potentially overburdened with director responsibilities at 4 public companies. This is compounded by the assignment of Mr. Adams to our audit committee and Mr. Coughlin to our executive pay and nomination committees.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.